

October 6, 2011

Mr. Mitchell L. Cox
Heartland, Inc.
1005 N. 19th Street
Middlesboro, KY 40965

      Re: **Heartland, Inc.**
               Form 10-K for the fiscal year ended December 31, 2010
               Filed March 30, 2011
               File No. 0-27045

Dear Mr. Cox:

We have reviewed your response letter dated September 20, 2011, and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Exhibits 31.1 and 31.2

1. Paragraph 1 does not reference Amendment No. 1 to your annual report on Form 10-K. Please file an amendment to the annual report to include certifications that refer to the correct amendment. Further, please ensure that the Form 10-Q amendments for the quarters ended March 31, 2011, and June 30, 2011, reference the applicable amendment.

Exhibits 32.1 and 32.2

2. Paragraph 1 does not reference Amendment No. 1 to your annual report on Form 10-K. Please file an amendment to the annual report to include certifications that refer to the correct amendment. Further, please ensure that the Form 10-Q amendments for the quarters ended March 31, 2011, and June 30, 2011, reference the applicable amendment.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on

EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Edward M. Kelly, Senior Counsel at (202) 551-3728 or Dietrich A. King, Staff Attorney at (202) 551-3338 with any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief